

May 15, 2012

Via E-mail
Bradley C. Richardson
Executive Vice President and CFO
Diebold Incorporated
5995 Mayfair Road, PO Box 3077
North Canton, OH 44720

>   **Re: Diebold Incorporated**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 17, 2012**
>   **File No. 001-04879**

Dear Mr. Richardson:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 32

1.   We note your disclosure that your annual goodwill impairment tests for 2011 resulted in no impairment in any of your reporting units. Please tell us and consider disclosing whether, as a result of your qualitative assessments, you performed two-step impairment tests of your reporting units pursuant to ASC 350-20-35. If so, to the extent that the fair values of your reporting units were not substantially in excess of their carrying values as of your 2011 tests, in future filings we believe your disclosures should include the percentage by which fair value exceeded carrying value as of the most recent step-one

test, as well as the amount of goodwill allocated to each reporting unit. Alternatively, if your reporting units are not at risk of failing step one please disclose this is future filings.

Notes to Consolidated Financial Statements

Note 4. Income Taxes

2.   We note from your disclosure the disproportionate relationship between domestic and foreign income (loss) from continuing operations before income taxes and segment operating profit (loss) as disclosed on page 75. For example, we note the majority of income from continuing operations before income taxes in 2011 relates to foreign operations whereas the majority of segment operating profit in 2011 relates to domestic operations, or stated differently, the DNA segment. Please explain the disproportionate relationship between these amounts for each year presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief